
Mail Stop 3720

September 6, 2016

Gracia C. Martore
President and Chief Executive Officer
Tegna, Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0150

> **Re:** **Tegna, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-06961**

Dear Ms. Martore:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with these comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis

Results of Operations, page 17

1. In your discussion, you cite multiple various factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, in the first paragraph of your discussion of consolidated operating revenue and expense on page 17 you attributed an increase in revenue to three factors, each unquantified. Neither is the impact of an offsetting factor, reduced political advertising revenue, quantified. Please see the guidance provided by Section III.D of Release 33-6835 and, as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

2. Moreover, we note that your discussion of year to year comparative changes on a consolidated basis contains a limited general discussion of consolidated operating expense as a category. Please revise in accordance with Instruction 4 to Item 303(a) of Regulation S-K to separately discuss material changes in consolidated financial statement line items such as: consolidated cost of sales and operating expense; consolidated selling, general and administrative expenses; consolidated amortization of intangible assets; and consolidated facility consolidation and net assets (gains) and impairment charges.

Financial Statements

Note 10, Segment Information, page 59

3. We note that the operations of your Digital reportable segment primarily consist of Cars.com and CareerBuilder business units. We also note the significant impact of the recent acquisition of Cars.com on revenues. In order to help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

- Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker ("CODM") and senior management team;
- Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;
- Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;
- Identify and describe the role of each of your segment managers;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;
- Describe the information regularly provided to the CODM and tell us how frequently it is prepared;
- Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;
- Describe the information about Cars.com and CareerBuilders product offerings that are provided to the CODM, tell us whether there are managers accountable for the product offerings, and if so, tell us to whom they are accountable;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,
- Describe the basis for determining the compensation of the individuals that report to the CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications